Crucell Signs PER.C6 Antibody Production Agreement with Centocor

LEIDEN, The Netherlands, Jan. 16, 2003 (PRIMEZONE) -- Dutch antibody and vaccine company Crucell N.V. (Nasdaq:CRXL) today announced that it has signed a PER.C6(TM) research license agreement with Centocor Inc., a Johnson and Johnson company, allowing Centocor to evaluate the production of monoclonal antibodies using the PER.C6(TM) human cell line. Centocor also has an option for a non-exclusive, worldwide commercial product license to manufacture one or more specified monoclonal antibody products using the PER.C6(TM) cell line.

Under the terms of the agreement, Crucell will receive an upfront payment, annual maintenance fees and royalties on future sales of any products manufactured using the PER.C6(TM) cell line. Further financial details were not disclosed.

Centocor is a leading biopharmaceutical company that creates, acquires and markets cost-effective therapies that yield long-term benefits for patients and the healthcare community.

About Crucell

Crucell N.V. discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstract(TM), AdVac(TM), and PER.C6(TM), for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Crucell and DSM Biologics have formed an alliance to develop and produce recombinant proteins and monoclonal antibodies. Other partners include Merck & Co. for the HIV vaccine and the National Institutes of Health (NIH) for the Ebola vaccine. In addition, Crucell has over 20 licensees for its PER.C6(TM) technology. These include Novartis, GSK, Aventis and Schering AG. Crucell is headquartered in Leiden, The Netherlands and is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors." The company prepares its financial statements under generally accepted accounting principles in the United States.

CONTACT:  Crucell N.V., Leiden
          Arie Bos, Director Corporate Communications
          +31-(0)71-524 8722
          +31-(0)6-5240-8237 (Mob.)
          a.bos@crucell.com

          Noonan Russo Presence, New York
          Mary Claire Duch
          +1-212-845-4278
          m.duch@nrp-euro.com